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                                                                   PRESS RELEASE
                                                           FOR IMMEDIATE RELEASE

        AETERNA'S SUBSIDIARY ATRIUM MAKES A SECOND ACQUISITION IN FRANCE

QUEBEC CITY, QUEBEC, MAY 1, 2002 - Luc Dupont, Vice Chairman of the Board and Chief Executive Officer of Atrium Biotechnologies Inc., a subsidiary of AEterna Laboratories Inc. (TSE: AEL, NASDAQ: AELA), today announced the acquisition of the privately-owned French company ADF Chimie S/A, (ADF), at a cost of $3 million and also acquired a line of nutritional supplements for the sum of $500,000. All amounts are expressed in Canadian dollars.

ADF first opened its doors 15 years ago in Poitiers, France, and is a distributor of active and specialty ingredients for the French cosmetics industry. Last year, its sales to some 50 clients, including L'Oreal, LVMH and Chanel, reached more than $5 million.

This is Atrium's second French acquisition in less than a year. Last July, in a $20-million transaction, Atrium acquired 70% of Unipex, an important French company that specializes in the value-added distribution of raw materials in the sectors of nutrition, fine chemicals, cosmetics and pharmaceuticals.

"Adding these new specialized products to Unipex's list, enhances its offer and strengthens client relations in the active ingredients sector," declared Luc Dupont, Vice Chairman of the Board and Chief Executive Officer of Atrium Biotechnologies. "Furthermore, this transaction enables us to acquire competence in hair colorants, dispersants and active vectors, giving us access to a new clientele that will allow us to develop new markets," added Mr. Dupont.

For an additional sum of $500,000 Atrium also acquired a line of nutritional supplements including six products with sales in excess of $1 million in 2001. Optimizing distribution of these products will be facilitated through Atrium's network which presently stretches to some 20 countries around the world.

"The current demand for these cosmetic and nutrition products is quite strong, and will enable us to extend our range of products and support additional growth in this segment of our operations," said Mr. Dupont. "These acquisitions are a perfect fit to our growth strategy of making Atrium the most important Canadian developer and distributor of high-end raw materials, value-added products and active ingredients in the fields of cosmetics, nutrition, fine chemicals and pharmaceuticals."

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ADF CHIMIE S/A

ADF Chimie S/A, (ADF) is a distributor of active and specialty ingredients for the French cosmetics industry. Its client list includes many prestigious companies such as L'Oreal, LVMH, and Chanel. Established in Poitiers 15 years ago, in the region of Poitou-Charentes, the company is owned by Mr. Francis Vuille and his wife. Last year, total sales exceeded $5 million.

ATRIUM BIOTECHNOLOGIES INC.

Atrium Biotechnologies is a subsidiary held at 64% by AEterna Laboratories Inc. It is a leading company specializing in the development, marketing and distribution of high-end specialty products and active ingredients in cosmetics, nutrition, fine chemicals and pharmaceuticals. Its business partners are Societe generale de financement, through SGF Soquia Inc. which owns 24% of Atrium, as well as the Solidarity Fund QFL (12%).

AETERNA LABORATORIES INC.

AEterna Laboratories Inc. is a Canadian biopharmaceutical company, and a frontrunner in the development of angiogenesis inhibitors, primarily in oncology.

Neovastat is currently undergoing two Phase III clinical trials for the treatment of lung and kidney cancer, and one Phase II trial for treatment of multiple myeloma, a form of blood cancer. These clinical trials are currently being held in more than 140 clinical institutions in Canada, the U.S. and several European countries.

AEterna shares are listed on the Toronto Stock Exchange (AEL) and the Nasdaq
(AELA).

News releases and additional information about AEterna are available on its Web site at www.aeterna.com.

SAFE HARBOR STATEMENT

This press release contains forward-looking statements, which are made pursuant to the safe harbor provisions of the U.S. Securities Litigation Reform Act of 1995. Forward-looking statements involve known and unknown risks and uncertainties which could cause the Company's actual results to differ materially from those in the forward-looking statements. Such risks and uncertainties include, among others, the availability of funds and resources to pursue R&D projects, the successful and timely completion of clinical studies, the ability of the Company to take advantage of the business opportunities in the pharmaceutical industry, uncertainties related to the regulatory process and general changes in economic conditions. Investors should consult the Company's ongoing quarterly and annual filings with the Canadian and U.S. securities commissions for additional information on risks and uncertainties relating to the forward-looking statements. Investors are cautioned not to rely on these forward-looking statements. The Company does not undertake to update these forward-looking statements.

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CANADA
MEDIA RELATIONS:                            INVESTOR RELATIONS:
Paul Burroughs                              Jacques Raymond
Tel.: (418) 652-8525 ext. 406               Tel.: (418) 652-8525 ext. 360
Fax: (418) 577-7700                         Fax: (418) 577-7700
E-mail: paul.burroughs@aeterna.com          E-mail: jacques.raymond@aeterna.com

USA
The Investor Relations Group
Lisa Lindberg
Tel.: (212) 825-3210
Fax: (212) 825-3229
E-mail: TheProTeam@aol.com